Ridgewood Providence Power Partners, L.P.

                              Financial Statements

                        December 31, 2002, 2001 and 2000

                         Report of Independent Accountants


To the Partners of
Ridgewood Providence Power Partners, L.P.:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in partners' equity and of cash flows present fairly, in all material respects, the financial position of Ridgewood Providence Power Partners, L.P. (the "Partnership") at December 31, 2002 and 2001, and the results of its operations and its cash flows for the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Pricewaterhouse Coopers LLP
Florham Park, NJ
March 28, 2003

Ridgewood Providence Power Partners, L.P.
Balance Sheets
--------------------------------------------------------------------------------

                                                       December 31,
                                              ----------------------------
                                                  2002            2001
                                              ------------    ------------
Assets:
Cash and cash equivalents .................   $      2,257    $    815,598
Accounts receivable, trade ................      1,220,285         593,169
Due from affiliates .......................        266,285            --
Other current assets ......................        338,328          50,124
                                              ------------    ------------
     Total current assets .................      1,827,155       1,458,891
                                              ------------    ------------

Plant and equipment .......................     15,928,000      15,883,761
Accumulated depreciation ..................     (4,925,939)     (4,127,332)
                                              ------------    ------------
      Plant and equipment, net ............     11,002,061      11,756,429
                                              ------------    ------------

Electric power sales contract .............      8,338,040       8,338,040
Accumulated amortization ..................     (3,725,557)     (3,169,688)
                                              ------------    ------------
       Electric power sales contract, net .      4,612,483       5,168,352
                                              ------------    ------------

Spare parts ...............................        724,615         664,497
Debt reserve fund .........................        749,821         738,226
                                              ------------    ------------

     Total assets .........................   $ 18,916,135    $ 19,786,395
                                              ------------    ------------


Liabilities and Partners' Equity:

Liabilities:
Current maturities of long-term debt ......   $    955,202    $    868,098
Accounts payable and accrued expenses .....        294,480         335,493
Due to affiliates .........................        784,710       1,416,138
                                              ------------    ------------
     Total current liabilities ............      2,034,392       2,619,729

Long-term debt, less current portion ......        867,223       1,822,425

Commitments and contingencies                        --              --

Partners' equity:
General partner ...........................        160,144         153,441
Limited partners ..........................     15,854,376      15,190,800
                                              ------------    ------------
     Total partners' equity ...............     16,014,520      15,344,241
                                              ------------    ------------

     Total liabilities and partners' equity   $ 18,916,135    $ 19,786,395
                                              ------------    ------------









               See accompanying notes to the financial statements.

Ridgewood Providence Power Partners, L.P.
Statements of Operations
-------------------------------------------------------------------------------

                                         For the Year Ended December 31,
                                   -----------------------------------------
                                       2002           2001          2000
                                   -----------    -----------    -----------

Power generation revenue .......   $ 6,791,676    $ 6,925,308    $ 6,925,717
Sublease income ................       552,444        547,000        369,000
                                   -----------    -----------    -----------

     Total revenue .............     7,344,120      7,472,308      7,294,717

Cost of sales, including
 depreciation and
 amortization of
 $1,354,476,$1,349,003
 and $1,347,912 in 2002,
 2001 and 2000 .................     5,885,503      5,840,911      5,632,625
                                   -----------    -----------    -----------
Gross profit ...................     1,458,617      1,631,397      1,662,092

General and administrative
 expenses ......................       797,485        797,283        540,576
Other operating income .........      (197,284)          --             --
                                   -----------    -----------    -----------
   Total other operating expense       600,201        797,283        540,576
                                   -----------    -----------    -----------

Income from operations .........       858,416        834,114      1,121,516
                                   -----------    -----------    -----------

Other income (expense):
     Interest income ...........        15,842         48,701         77,099
     Interest expense ..........      (217,210)      (472,479)      (575,287)
     Other income ..............        13,231           --             --
                                   -----------    -----------    -----------
     Other income (expense), net      (188,137)      (423,778)      (498,188)
                                   -----------    -----------    -----------


Net income .....................   $   670,279    $   410,336    $   623,328
                                   -----------    -----------    -----------










                See accompanying notes to the financial statements.

Ridgewood Providence Power Partners, L.P.
Statements of Changes In Partners' Equity
For the Years Ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

                            Limited         General
                            Partners        Partner          Total
                          ------------    ------------    ------------

Partners' equity,
 January 1, 2000 ......   $ 16,430,154    $    165,960    $ 16,596,114

Distributions .........     (1,272,459)        (12,853)     (1,285,312)

Net income for the year        617,095           6,233         623,328
                          ------------    ------------    ------------

Partners' equity,
 December 31, 2000 ....     15,774,790         159,340      15,934,130

Distributions .........       (990,223)        (10,002)     (1,000,225)

Net income for the year        406,233           4,103         410,336
                          ------------    ------------    ------------

Partners' equity,
 December 31, 2001 ....     15,190,800         153,441      15,344,241

Net income for the year        663,576           6,703         670,279
                          ------------    ------------    ------------

Partners' equity,
 December 31, 2002 ....   $ 15,854,376    $    160,144    $ 16,014,520
                          ------------    ------------    ------------












              See accompanying notes to the financial statements.

Ridgewood Providence Power Partners, L.P.
Statements of Cash Flows
--------------------------------------------------------------------------------

                                          For the Year Ended December 31,
                                      ----------------------------------------
                                         2002            2001          2000
                                      -----------    -----------    -----------
Cash flows from operating
  activities:
Net income ........................   $   670,279    $   410,336    $   623,328
                                      -----------    -----------    -----------

Adjustments to reconcile net income
  to cash flows from operating
  activities:
   Depreciation and amortization ..     1,354,476      1,349,003      1,347,912
   Changes in assets and
     liabilities:
     Increase in accounts
      receivable, trade ...........      (627,116)        (8,652)        (1,724)
     (Increase) decrease in spare
       parts ......................       (60,118)        18,215        149,158
     (Increase) decrease in other
       current assets .............      (288,204)          (533)         1,571
     Decrease in accounts payable
       and accrued expenses .......       (41,013)        (8,092)      (117,212)
     (Decrease) increase in
       due to/from affiliates, net       (897,713)       (25,099)       260,306
                                      -----------    -----------    -----------
       Total adjustments ..........      (559,688)     1,324,842      1,640,011
                                      -----------    -----------    -----------
       Net cash provided by
        operating activities ......       110,591      1,735,178      2,263,339
                                      -----------    -----------    -----------


Cash flows from investing
 activities:
Capital expenditures ..............       (44,239)       (45,104)        (1,838)
                                      -----------    -----------    -----------
        Net cash used in
         investing activities .....       (44,239)       (45,104)        (1,838)
                                      -----------    -----------    -----------


Cash flows from financing
 activities:
Cash distributions to partners ....          --       (1,000,225)    (1,161,719)
Payments of long-term debt ........      (868,098)      (788,937)      (716,995)
Increase in debt reserve fund .....       (11,595)       (27,713)       (44,167)
                                      -----------    -----------    -----------

       Net cash used in
        financing activities ......      (879,693)    (1,816,875)    (1,922,881)
                                      -----------    -----------    -----------


Net (decrease) increase in cash
 and cash equivalents .............      (813,341)      (126,801)       338,620

Cash and cash equivalents,
 beginning of year ................       815,598        942,399        603,779
                                      -----------    -----------    -----------

Cash and cash equivalents,
  end of year .....................   $     2,257    $   815,598    $   942,399
                                      -----------    -----------    -----------




          See accompanying notes to the financial statements.

Ridgewood Providence Power Partners, L.P.
Notes to Financial Statements
--------------------------------------------------------------------------------

1. Organization and Business Activity

In February 1996, Ridgewood Providence Power Partners, L.P. was formed as a Delaware limited partnership (the "Partnership"). Ridgewood Providence Power Corporation, a Delaware corporation, is the sole general partner of the Partnership and is owned by Ridgewood Electric Power Trust III ("Trust III") and Ridgewood Electric Power Trust IV ("Trust IV"), both Delaware business trusts, (collectively, the "Trusts"). The Trusts are the limited partners in the Partnership.

In April 1996, the Partnership purchased substantially all of the net assets of Northeastern Landfill Power Joint Venture. The assets acquired include a 13.8 megawatt capacity electrical generating station, located at the Central Landfill in Johnston, Rhode Island (the "Providence Project"). The Providence Project includes nine reciprocating electric generator engines, which are fueled by methane gas produced by and collected from the landfill. The electricity generated is sold to New England Power Service Company under a long-term contract.

The profits and losses of the Partnership are allocated 1% to the general partner and 99% to the limited partners in accordance with their capital contribution (63.7% to Trust IV and 35.3% to Trust III).

2. Summary of Significant Accounting Policies

Critical accounting policies and estimates
The preparation of financial statements requires the Partnership to make estimates and judgements that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Partnership evaluates its estimates, including bad debts, intangible assets and recordable liabilities for litigation and other contingencies. The Partnership bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

New Accounting Standards and Disclosures
SFAS 141
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations, which eliminates the pooling-of-interest method of accounting for business combinations and requires the use of the purchase method. In addition, SFAS 141 requires the reassessment of intangible assets to determine if they are appropriately classified either separately or within goodwill. SFAS 141 is effective for business combinations initiated after June 30, 2001. The Partnership adopted SFAS 141 on July 1, 2001, with no material impact on the financial statements.

SFAS 142
In June 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets, which eliminates the amortization of goodwill and other acquired intangible assets with indefinite economic useful lives. SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization. The Partnership adopted SFAS 142 on January 1, 2002, with no material impact on the financial statements.

SFAS 143
In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value, with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciated in accordance with normal depreciation policy and the liability will be adjusted for the time value of money, with a charge to the income statement, until the obligation is settled. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Partnership will adopt SFAS 143 effective January 1, 2003 and has assessed that this standard will not have a material impact on the Partnership.

SFAS 144
In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of. For long-lived assets to be held and used, SFAS 144 retains the requirements of SFAS 121 to (a) recognize an impairment loss only if the carrying amount is not recoverable from undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. For long-lived assets to be disposed of, SFAS 144 establishes a single accounting model based on the framework established in SFAS 121. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations and replaces the provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of segments of a business. SFAS 144 also broadens the reporting of discontinued operations. The Partnership adopted SFAS 144 on January 1, 2002, with no material impact on the financial statements.

SFAS 145
In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction. SFAS No. 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Partnership will adopt SFAS 145 effective January 1, 2003 and has assessed that this standard will not have a material impact on the Partnership.

SFAS 146
In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. The Partnership will adopt SFAS 146 effective January 1, 2003 and has assessed that this standard will not have a material impact on the Partnership.

FIN 45
In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Partnership adopted the disclosure provisions of FIN 45 during the fourth quarter of 2002 with no material impact to the financial statements.

Cash and cash equivalents
The Partnership considers all highly liquid investments with maturities when purchased of three months or less as cash and cash equivalents.

Revenue recognition
Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the power sales contract. Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available. Billings to customers for power generation generally occurs during the month following delivery. Final billings typically do not vary significantly from estimates.

Interest income is recorded when earned.

Impairment of Long-Lived Assets and Intangibles
In accordance with the provisions of SFAS No. 144, the Partnership evaluates long-lived assets, such as fixed assets and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset. If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the discounted cash flows attributable to the asset or the estimated fair value of the asset.

Plant and equipment
Machinery and equipment, consisting principally of electrical generating equipment, is stated at cost. Renewals and betterments that increase the useful lives of the assets are capitalized. Repair and maintenance expenditures are expensed as incurred.

Depreciation is recorded using the straight-line method over the estimated useful life of the assets, which is 20 years. During the years ended December 31, 2002, 2001 and 2000, the Partnership recorded depreciation expense of $798,607, $793,134 and $792,043, respectively.

Electric Power Sales Contract
A portion of the purchase price of the Providence Project was assigned to the Electric Power Sales Contract and is being amortized over 15 years on a straight-line basis through its early termination date of 2010. The electric power sales contract is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During each of the years ended December 31, 2002, 2001 and 2000, the Partnership recorded amortization expense of $555,869.

Spare Parts
Spare parts inventory, consisting of engine parts, are stated at cost, with cost being determined on the first-in, first-out method.

Due To/From Affiliates
As disclosed in Note 7, the Partnership records short-term payables and receivables from other affiliates in the ordinary course of business. The amounts payable and receivable with the other affiliates do not bear interest.

Supplemental cash flow information
Total interest paid during the years ended December 31, 2002, 2001 and 2000, was $220,758, $299,919 and $371,861, respectively.

Income taxes
No provision is made for income taxes in the accompanying financial statements as the income or loss of the Partnership is passed through and included in the tax returns of the partners.

Reclassification
Certain items in previously issued financial statements have been reclassified for comparative purposes.

3. Long-Term Debt

Following is a summary of long-term debt at December 31, 2002 and 2001:

                                 2002            2001
                              -----------    -----------

Senior collateralized
 non recourse notes payable   $ 1,822,425    $ 2,690,523
Less current maturity .....      (955,202)      (868,098)
                              -----------    -----------
Total long term debt ......   $   867,223    $ 1,822,425
                              -----------    -----------


The senior collateralized non-recourse notes are due in monthly installments of $90,738, including interest at 9.6%. Final payment is due on October 15, 2004. The notes also provide for additional interest equal to 5% of the annual net cash flow of the Partnership through October 15, 2004, as defined. No additional interest was due for the years ended December 31, 2002, 2001 and 2000. The notes are collateralized by a leasehold mortgage on the Partnership's landfill lease agreements and substantially all of the assets of the Partnership. In addition to the required monthly payments, mandatory prepayments are required if certain events occur. The loan agreement also provides for a cash funded debt service reserve. At December 31, 2002 and 2001, the cash balance in the debt service reserve account was $749,821 and $738,226, respectively. Additions and reductions to the reserve account are defined in the loan agreement. The loan agreement contains various covenants, including the maintenance of a specified debt service ratio.

Remaining scheduled principal repayments of long-term debt are as follows:

                                    Year Ended
                                    December 31,              Repayment

                                      2003                   $  955,202
                                      2004                      867,223


4.  Fair Value of Financial Instruments

At December 31, 2002 and 2001, the carrying values of the Partnership's cash and cash equivalents, accounts receivable, debt reserve and accounts payable and accrued expenses approximate their fair values. The fair value of the long-term debt, calculated using current rates for loans with similar maturities, does not differ materially from its carrying value.

5.  Electric Power Sales Contract

The Partnership is committed to sell all of the electricity it produces to New England Power Service Company ("NEP") for prices as specified in the Power Purchase Agreement. The prices are adjusted annually for changes in the Consumer Price Index, as defined. The NEP agreement expires in the year 2020 and can be terminated by either party under certain conditions in 2010.

6. Landfill Lease and Sublease

The Partnership leases the Central Landfill, located in Johnston, Rhode Island from Rhode Island Solid Waste Management Corporation ("RISWMC"). The lease expires in 2020 and can be extended for an additional 10 years. This operating lease requires the Partnership to pay a royalty equal to 15% of net revenues, as defined, until the year 2010. For subsequent years, the royalty is 15% of net revenues for each month in which the average daily kilowatt hour production is less than 180,000 and 18% of net revenues for each month in which the average daily kilowatt hour production exceeds 180,000. For the years ended December 31, 2002, 2001 and 2000, royalty expense relating to the RISWMC lease amounted to $1,003,182, $1,025,448 and $1,015,398, respectively. The royalty expense has been included in the cost of sales in the Statements of Operations.

The Partnership subleases the Central Landfill to the Central Gas Limited Partnership ("Gasco"). Gasco operates and maintains the landfill gas collection system and supplies landfill gas to the Providence Project. The sublease agreement is effective through December 31, 2010 and provides for the following:

Sublease income - Effective January 1, 2001, Gasco is to pay the Partnership an annual amount equal to the product of $44,833, which is adjusted annually for inflation, times the assumed output capacity of each original engine generator set in megawatts installed and operated by the joint venture. Income recorded under the sublease amounted to $552,444, $547,000 and $369,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Fuel expense - The Partnership agreed to purchase all the landfill gas produced by Gasco and pay on a monthly basis $.01183 per kilowatt hour for the first 4,000,000 kilowatt hours, $.005 per kilowatt hour for kilowatt hours in excess of 4,000,000 and $.05 per million BTU's of excess landfill gas. The price is adjusted annually for changes in the Consumer Price Index, as defined. Purchases from Gasco for the years ended December 31, 2002, 2001 and 2000 amounted to $941,605, $937,731 and $926,795, respectively.


7. Transactions with Affiliates

Under an Operating Agreement with the Trusts, Ridgewood Power Management LLC ( "Ridgewood Management"), an entity related to the managing shareholder of the Trusts through common ownership, provides management, purchasing, engineering, planning and administrative services to the Partnership. Ridgewood Management charges the partnership at its cost for these services and for the allocable amount of certain overhead items. Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by Ridgewood Management. During the years ended December 31, 2002, 2001 and 2000, Ridgewood Management charged the Partnership $570,159, $538,262 and $344,041, respectively, for overhead items allocated in proportion to the amount invested in projects managed. Ridgewood Management also charged the Partnership for all of the remaining direct operating and non-operating expenses incurred during the periods.



At December 31, 2002 and 2001, the Partnership had outstanding payables and receivables, with the following affiliates:

                                          As of December 31,
                                   Due To                     Due From
                            ---------------------     -------------------------
                              2002         2001         2002            2001
                            --------     --------     --------        ---------
  Ridgewood Management     $ 344,216    $ 140,112    $      --       $   --
  Trust III                       --      384,715      266,285           --
  Trust IV                   356,473      807,330           --           --
  Other affiliates            84,021       83,981           --           --


Effective January 1, 2000, the Trusts began charging interest on the payable at 9.6% per annum, which resulted in interest expense of $179,503 and $211,431 for the years ended December 31, 2001 and 2000, respectively. The Trusts ceased charging interest effective January 1, 2002.


8. Insurance Claim

During the first quarter of 2002, the Partnership experienced the failure of one of its engines. The Partnership submitted a claim with its insurance carrier for the replacement of the engine and lost profits as a result of the business interruption it experienced. For the year ended December 31, 2002, the Partnership had recorded $197,284 of other operating income as a result of its claims. The Partnership received the proceeds from its insurance claim in the first quarter of 2003.

9. Subsequent Event

On January 17, 2003, the Partnership received a "Statement of Qualification" from the Massachusetts Division of Energy Resources ("DOER") pursuant to the renewable portfolio standards ("RPS") adopted by Massachusetts. In 1997, Massachusetts enacted the Electric Restructuring Act of 1997 (the "Restructuring Act"). Among other things, the Restructuring Act requires that all retail electricity suppliers in Massachusetts (i.e. those entities supplying electric energy to retail end-use customers in Massachusetts) purchase a minimum percentage of their electricity supplies from qualified new renewable generation units powered by one of several renewable fuels, such as solar, biomass or landfill. Beginning in 2003, each such retail supplier must obtain at least one (1%) percent of its supply from qualified new renewable generation units. Each year thereafter, the requirement increases one-half of one percentage point until 2009, when the requirement equals four (4%) percent of each retail supplier's sales in that year. Subsequent to 2009, the increase in the percentage requirement will be determined and set by the DOER.

Now that the Partnership has been qualified, it may sell to retail electric suppliers the RPS Attributes associated with its electrical energy. Retail electric suppliers need to purchase RPS Attributes associated with renewable energy and not necessarily the energy itself. Thus, electrical energy and RPS Attributes are separable products and need not be sold or purchased as a bundled product. Retail electric suppliers in Massachusetts will then use the purchase of such RPS Attributes to demonstrate compliance with the Restructuring Act and RPS Regulations.

On February 13, 2003, the Partnership sold the RPS Attributes generated from the power produced in fourth quarter of 2002 for $336,570. On behalf of the Partnership, Trust III and Trust IV are currently negotiating a transaction with a power marketer that does business in Massachusetts for the sale of the RPS Attributes generated by the Partnership, in the calendar year 2003.